10/8

[redacted]

08005373

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Metals Corp

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

OCT 16 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 01856 FISCAL YEAR 5-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 10/16/08

082-01856

African Metals Corporation

204 - 16055 Fraser Highway, Surrey, BC, V4N 0G2 Tel: 604-507-2181 Fax: 604-507-2187
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2008
Management Discussion and Analysis

AR/S
5-31-08

Dear Shareholders:
The following discussion and analysis was prepared as of September 27, 2008 and should be read in conjunction with the Company's the annual audited financial statements and notes thereto for the years ended May 31, 2008 and 2007, both of which have been prepared in accordance with Canadian generally accepted accounting principles.

This Management Discussion and Analysis contains forward-looking statements in particular regarding the future price of certain commodities. Forward-looking statements are statements which relate to future events. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our industry, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Further information is available on the Company's website, www.africanmetals.com or the SEDAR website, www.sedar.com.

DESCRIPTION OF BUSINESS

African Metals Corporation ("the Company") was incorporated in British Columbia. The Company is a Vancouver-based mineral and oil & gas exploration company with mineral and oil & gas properties in the Democratic Republic of the Congo and Mali in Africa. The Company is an issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol "AFR".

Summary of Annual Results

The following table sets forth selected financial information for the Company for the last three completed financial years ended May 31, 2008, 2007 and 2006. This information has been derived from the Company's audited financial statements for each of those years, and should be read in conjunction with those financial statements and the notes thereto.

	May 31, 2008	May 31, 2007	May 31, 2006
Total Revenues	$ 12,402	$ 4,738	$ 55,392
Total Loss	$	$	$
In total	1,871,190	622,317	245,709
On a per share basis	0.08	0.03	0.02
Total Assets	$ 2,502,768	$ 2,419,314	$ 1,194,036
Total Liabilities	$ 58,442	$ 79,201	$ 134,475
Total Shareholder's Equity	$ 2,444,326	$ 2,340,113	$ 1,059,561

The net loss for fiscal 2008 was $1,871,190 or $0.08 per share as compared to $622,317 or $0.03 per share in fiscal 2007. The major components of this loss were: a write down of mineral properties of $1,245,842 and $351,164 of stock-based expenses. Before these items, the loss amounted to $274,184 in 2008 compared to $211,843 in 2007.

Summary of Annual Results, continued

During the year 2008, the Company incurred $68,280 of accounting and audit fees compared to $30,484 in 2007. This increase resulted from higher audit fees in 2008, and higher accounting fees resulting from the change of management and service providers. Consulting fees were $31,073 in 2008 compared to $10,384 in 2007. The former CEO of the company has been retained in a consulting capacity until October, 2008, and his monthly fees since his resignation on October 31, 2007 have been charged to consulting fees.

Investor Relations decreased by $9,000 in 2008 as the services of the Company's investor relations manager were discontinued in November, 2007. Management fees increased from $37,600 in 2007 to $78,521 in 2008 as fees were paid in 2008 to the former CEO and the president, as well as another director. Office and miscellaneous decreased from $40,018 to $27,012 as charges for the Mali office went down in 2008 and the change of management and service providers resulted in lower office and miscellaneous costs. While legal fees were about the same in both years, in fact the Company wrote off an old legal bill of $19,500 that had been in accounts payable for some time, but was not payable. Before this, legal fees increased substantially. This was due to new management and legal work related to the change, transfer of the registered and records office, and work related to various corporate filings for private placements, stock options and other matters.

During fiscal 2008, capitalized exploration costs related to mineral properties increased by $267,009, acquisition costs related to mineral properties increased by $332,324, and $169,314 was incurred on exploratory work on the oil and gas lease in the DRC. During 2007, capitalized exploration costs related to mineral properties increased by $68,319, and $197,445 was incurred on exploratory work on the oil and gas lease in the DRC.

Liquidity and Capital Resources

The Company's working capital improved by $610,271 to $891,728 of the balance from the issuance of share capital for cash less the increase in trade payables at May 31, 2008. During fiscal 2008, the Company's accumulated deficit increased to $12,450,463.

Cash and Solvency

As at May 31, 2008, the Company had cash and short term investments of $890,710 compared $233,322 at May 31, 2007. Working capital amounted to $891,728 at May 31, 2008, compared to $281,007 as at May 31, 2007. While the Company has adequate working capital at present, it has no sources of revenue other than minor amounts of interest income, so it will have to rely upon the sale of equity securities, including private placements, exercise of warrants, and exercise of options, to provide future funding for exploration and development of its mineral interest, and for administrative expenses.

Operating Activities

Cash flow from operating activities was a use of funds of $269,755 in the current year compared a use of funds of $265,377 in the 2007 period.

Financing Activities

Financing activities in the current year amounted to $1,695,790 made up of $45,790 from the exercise of 181,000 stock options and $1,650,000 from the issuance of 8,500,000 shares pursuant to two private placements which closed during the period. Financing activities in the 2007 year amounted to $1,038,650 made up of $38,650 from the exercise of 149,000 stock options, and $1,000,000 from the issuance of 2,500,000 shares pursuant to a private placement.

The Company has invested surplus funds in Government of Canada T-Bills and Bankers' Acceptances, which are earmarked principally for its mineral and oil and gas properties, including further exploration work, as well as for working capital purposes. Funds are being drawn from the short term investments as required for such purposes.

Liquidity and Capital Resources, continued

Investing Activities

During the current year, $768,647 cash was used for investing activities, which included proceeds of $332,324 expended on mineral property acquisition costs, $267,009 on deferred exploration and development costs and $169,314 on oil and gas deferred costs. For the 2007 year, investing activities used $564,612 which included $281,299 expended on mineral property acquisition costs, $68,319 on deferred exploration and development costs, $167,445 on oil and gas deferred costs, $27,848 on prepaid exploration costs and provided $93 from accounts payable and accrued liabilities and $10,206 from proceeds from the sale of marketable securities.

During fiscal 2008, the Company closed two private placements totaling 8,000,000 shares as follows: 500,000 units were issued at $0.30 per unit, each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional share for $0.35 for a period of one year; and 7,500,000 units were issued at $0.20 per unit, each unit consisted of one share and one warrant to purchase one share for two years at $0.23 in the first year and $0.25 thereafter. The Company also issued a total of 181,000 shares for the exercise of stock options as follows: 97,000 shares at a price of $0.27 per share; issued 14,000 shares at a price of $0.40, and issued 70,000 shares at a price of $0.20 for total consideration of $45,790.

During fiscal 2007, the Company completed a private placement financing of 2,500,000 units at a price of $0.40 per unit for a total consideration of $1,000,000. Each unit consisted of one common share and one transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share at a price of $0.50 per share on or before October 5, 2008. In addition, the Company issued 397,026 shares at a price of $0.59 per share, pursuant to the Agreement detailed in Note 6 of the financial statements, for a total consideration of $234,245, and the Company also issued 300,000 shares at a deemed price of $0.74 per share pursuant to an Option Agreement for an 80% interest in the Kalende properties located in the Democratic Republic of the Congo for a total consideration of $222,000. Finally, the Company issued 149,000 shares for the exercise of stock options as follows: 5,000 shares at a price of $0.20 per share for consideration of $1,000; 61,500 shares at a price of $0.25 per share for consideration of $15,375; and 82,500 shares at a price of $0.27 per share for consideration of $22,275.

Related Party Transactions

The Company paid management fees totalling $16,500 (2007 - $25,600) to a company wholly owned by Willis W. Osborne, former Director, $28,000 (2007 - $Nil) to Nigel Ferguson, Director and $48,000 (2007 - $12,000) to a corporation controlled by the Family Trust of Klaus Eckhof, President and Director. Geological fees totalling $2,491 (2007 - $11,755) were paid to Mamadou Keita, former Director. Accounting fees totalling $2,008 (2007 - $3,037) and consulting fees totalling $4,554 (2007 - $10,384) were paid to Jennifer Nestoruk, the former Corporate secretary of the Company. Legal fees totalling $19,043 (2007 - $Nil) were paid to James L. Harris Law Corp, a corporation controlled by the Corporate Secretary of the Company.

Recent Accounting Pronouncements

Effective June 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005: Handbook Section 3855, *Financial Instruments – Recognition and Measurement, Handbook Section 3861, Financial Instruments –Disclosure and Presentation,* and Handbook Section 1530 *Comprehensive Income.* The new standards and accounting policy changes are as follows:

(a) Financial Instruments

As of June 1, 2007 the Company applied on a prospective basis the new recommendations of the Canadian Institute of Chartered Accountants regarding the recognition, measurement and presentation of financial instruments following the release of Sections 1530, -Comprehensive Income, -3855, -Financial instruments – Recognition and Measurement, -3861, -Financial instruments – Disclosure and Presentation.

Recent Accounting Pronouncements

(a) **Financial Instruments, continued**

i) **Financial assets and financial liabilities held for trading**

Financial assets and financial liabilities held for trading are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income for the period in which they arise.

ii) **Held-to-maturity financial assets**

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

iii) **Available-for-sale financial assets**

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the year.

iv) **Loans and receivables and other financial liabilities**

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

In accordance with this new standard, the Company has classified its cash and cash equivalents as held-for-trading. Amounts receivable are classified as loans and receivables. Marketable securities are classified as available for sale. Accounts payable and accrued liabilities and due to related parties are classified as other liabilities. Derivatives embedded in other financial instruments must be separated and measured at fair value. The Company currently does not have embedded derivatives.

Financial Instrument Risks

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities, or significant credit risk, as receivables are due from governments. The Company has foreign currency transactions and is therefore is exposed to foreign exchange risk. The Company believes it has no liquidity concerns given its current cash reserves. As financial instrument risks are considered minimal the Company has not adopted any formal risk management policies.

(b) Equity (Section 3251)

Effective June 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3251, "Equity" prospectively. This standard establishes requirements for the presentation of equity and changes in equity during the reporting period.

Recent Accounting Pronouncements

Financial Instrument Risks, continued

(c) Accounting Changes (Section 1506)

In July 2006, the CICA reissued Handbook Section 1506 "Accounting Changes" which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made when they result in the financial statements providing more reliable and more relevant information. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

The Company has determined that there are no other recent pronouncements that impact its financial statements.

New Accounting Standards Not Yet Adopted

Section 1400, *General Standards of Financial Statement Presentation*

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The mandatory effective date is for annual and interim financial statements for years beginning on or after January 1, 2008. This new requirement will be adopted by the Company effective June 1, 2008. The adoption of this Section will not have an impact on the financial statements.

Capital Disclosures

In December 2006, the CICA issued Handbook section 1535 "Capital Disclosures" which is effective for years beginning on or after October 1, 2007. The section specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This new Section relates to disclosures and will not have an impact on the Company's financial results.

Financial Instruments

Section 3862, *Financial Instruments Disclosures*
Section 3863, *Financial Instruments Presentation*

These sections replace Section 3861, *Financial Instruments Disclosure and Presentation*, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new Sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. These new standards will be adopted on June 1, 2008.

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The impact of the transition to IFRS on the Company's financial statements has not yet been determined.

African Metals Corporation

204 - 16055 Fraser Highway, Surrey, BC, V4N 0G2 Tel: 604-507-2181 Fax: 604-507-2187
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2008
Management Discussion and Analysis

MINERAL PROPERTIES

Introduction
During the Fourth Quarter of fiscal 2008 (March 1st, 2008 to May 31st, 2008), African Metals maintained its interest in oil and gas leases in the Lokoro basin as well as its interests in copper-cobalt properties in the Katanga area, Democratic Republic of the Congo (DRC).

The Company discontinued further work on the Kenieba Sud, Kenieba Nord, Soumala, and Medinandi Sud Concessions in Mali in order to focus exploration of its interests in the DRC and possible further acquisitions there. The Company will pursue disposal of these properties by either sale, option, or other means and has written down these properties to a nominal value as at May 31, 2008.

With regards the Comifa Concession, the Company maintained the licences prior to entering into a sale agreement with Great Quest Metals ("GQ") for the concession. African Metals will receive a maximum of 200,000 shares in GQ on regulatory approval being received, completion of a bankable feasibility study; and if the property goes to the production.

Disappointing results from exploration work conducted in 2008 at the Fatako Concession has led the Company to abandon the Fatako Concession. All deferred costs have been written off.

Ongoing exploration work in the DRC has included continued first pass soil sampling and infill soil sampling on two concessions and coincidental interpretation of aerial photography and Landsat imagery to allow better targeting of potential areas of mineralisation.

Katanga Copper-Cobalt Properties
African Metals holds an option on an 80% interest in 8 properties covering 682 square kilometres within the prolific Katanga Copper belt in the southeastern part of the DRC. The Katanga copper belt contains numerous high grade copper, cobalt and zinc deposits. Initial soil sampling of 2 of the 8 properties for a total of approximately 5,000 soil samples has delineated four copper anomalies and several other copper – cobalt and manganese anomalies worthy of follow up.

Soil sampling grids were established in March on the 2 properties to allow infill sampling of anomalous areas and to test targets generated through aerial Landsat interpretation. In addition the remaining 6 properties will have initial first pass soil geochemical sampling completed on them, especially targeting the higher priority areas as defined through Landsat imagery interpretation. At the time of writing only 3 properties remain to be sampled, with one currently 25% progressed.

A total of some 4500 samples have now been collected and tested utilising the NITON system. Anomalous cobalt and copper has been returned and the results are currently being assessed and reviewed. All anomalous samples will be forwarded to a commercial laboratory I South Africa for further testwork.

In general the NITON sampling has confirmed the previously defined anomalous areas within two licences and these will now require further exploration through either: pitting, trenching or reconnaissance drilling.

The Company is hopeful of further anomalous results that will allow a drilling campaign to be undertaken to full test depth and strike potential.

The Lokoro Project
The Company holds an opportunity to acquire a 75% interest in an oil and gas lease in the 200,000 square kilometre Lokoro basin, also located in the DRC.

MINERAL PROPERTIES, continued

The Lokoro Project, continued

Four samples were collected and made available for external technical analysis by the DRC government officials. A geochemical program was undertaken to evaluate the samples with regards to thermal maturity and the source of organic matter for correlation with hydrocarbons recovered from seep oils in Uganda. Samples were submitted to Independent Consultants, Geotechnical Services Pty Ltd of Perth, Western Australia, whose report provides a compilation of geochemical data obtained from analysis of the seep oils as well as the hydrocarbons extracted from the water and bitumen, together with an interpretation of these data.

All four samples exhibit high thermal maturity with the samples from Site de Tolo and Inongo being comparable in their respective maturity levels. The seep oil from these two sites is therefore likely derived from a very mature source rock with low pristane to phytane ratios indicating a possible carbonate depositional environment for the hydrocarbons. The Site de Ilanga sample, however, is derived from a source rock that has exceeded peak thermal maturity, based on the calculated vitrinite reflectance values.

Three distinct biomarker profiles are apparent within the sample set, those from Site de Ilanga and Site de Inongo showing a high degree of correlation, suggesting derivation from a common source interval. The samples from Site de Tolo and Inongo (bitumen) show little correlation with the other two samples. The presence of oleanane in all four extracts restricts the age of the samples to the Late Cretaceous to Tertiary, since oleanane is reported to be a marker for angiosperms of this period.

Sterane distributions in all four samples indicate a significant contribution of organic matter from marine sources. The depositional environment of the source matter is characterised as open marine in three of the four samples. In the case of the Site de Inongo bitumen sample, a higher input of terrestrial organic matter suggests a more near-shore depositional environment, in an estuary or bay-type setting.

The Congo samples show little to no correlation with seep oils analysed previously for which geochemical data are available, which is suggestive of a new source for DRC hydrocarbons in the Loroko Sub basin.

The carbonate signature of the Site de Tolo and Site de Ilongo (bitumen) samples of the current study suggests an alternative active source horizon in this area. There is no geochemical evidence that these samples derive from lacustrine source rocks but rather, they appear to be Type I marine source rocks, based on biomarker distributions. The very high level of thermal maturity of these four samples makes it difficult to assume derivation from the young Tertiary sediments to which the majority of seep oils have previously been attributed, despite the presence of the age restricting biomarker oleanane. It is possible that long migration pathways for the oils have resulted in migration contamination, i.e. the oils have mixed with organic matter indigenous to Tertiary sediments along the migration pathway. Further work is obviously required on this potentially oil bearing basin.

Future Programs

The next steps on the copper-cobalt properties will be to complete the current infill and first pass soil sampling program and to drill significant targets. On the Lokoro project, once a lease has been negotiated African Metals will explore the area in preparation for drilling. African Metals continues to look for a joint venture partner for its diamond properties.

The Exploration Team

Planning for and supervision of the copper-cobalt projects in the DRC, gold and diamond projects continues to be carried out by Klaus Eckhof and Nigel Ferguson. Nigel Ferguson, AusIMM is the Qualified Person under National Instrument 43-101 for the mineral projects. Mr. Feroz Sultan is the Qualified Person for the oil and gas project in the DRC.

African Metals Corporation

204 - 16055 Fraser Highway, Surrey, BC, V4N 0G2 Tel: 604-507-2181 Fax: 604-507-2187
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2008
Management Discussion and Analysis

Results of Operations

The Company's activities consist of the exploration of mineral properties in Mali and the DRC, exploratory work on an oil and gas lease in the DRC and the operation of administrative offices in Canada and Mali. The Company has discontinued work on the Mali properties but continues to hold four of them and will incur a small amount of costs on them for a short period of time pending their sale, option or write-off.

The Company will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Summary of Quarterly Results

The following tables summarize information derived from the Company's financial statements for each of the eight most recently completed quarters:

Quarter Ended: Year:	May 31 2008	Feb 29 2008	Nov 30 2007	Aug 31 2007	May 31 2007	Feb 28 2007	Nov 30 2006	Aug 31 2006
Total Revenues	$ 9,042	$ 3,228	$ 132	$ —	$ 88	$ —	$ 80	$ 4,570
(Loss) Gain in total	$ (1,250,136)	$ (469,968)	$ (81,917)	$ (69,169)	$ (135,263)	$ (55,752)	$ (50,573)	$ (380,729)
per share basis (1)	$ (0.052)	$ (0.023)	$ (0.004)	$ (0.004)	$ (0.006)	$ (0.003)	$ (0.003)	$ (0.023)

The net loss for the quarter ended May 31, 2008 was $1,250,136 or $0.052 per share compared to $135,263 or $0.006 per share for the 2007 fiscal period. The 2008 quarterly loss included $1,167,858 (2007 - $Nil) of mineral property write offs and stock based compensation expense of $47,420 (2007 - $62,162). Excluding those items the quarter losses were $34,524 for 2008 and $73,101 for 2007.

During 2008, there were changes in the management of the Company, which resulted in lower rent, and office and miscellaneous expenses for the three month period. Also during the quarter, the Company wrote off an old legal accounts payable item which reduced the legal expense for the quarter

Trends, Risks and Uncertainties

The Company operates in Mali and the DRC giving rise to risks from changes in foreign exchange rates. The Company is exposed to fluctuations in world metals prices, over which it has no control. Lower prices could cause the Company to discontinue exploration of its properties, and could make it difficult to raise funds.

Investor Relations

No investor relations firms were retained by the Company at May 31, 2008.

Approval

The board of Directors of the Company has approved this Management Discussion and Analysis. Additional information is available on the Company's website, www.africanmetals.com, or on the SEDAR website, www.sedar.com .

DATED: September 26, 2008
ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Klaus Eckhof"
Klaus Eckhof
President & Director

African Metals Corporation

Corporate Information

(As at September 26, 2008)

CORPORATE OFFICE

Suite 205, 16055 Fraser Highway, Surrey, British Columbia, Canada V4N 0G2
Telephone: (604) 507-2181 Fax: (604) 507-2187
Website: www.africanmetals.com Email Address: info@africanmetals.com

REGISTERED AND RECORDS OFFICE

Suite 300 - 576 Seymour Street, Vancouver, British Columbia, Canada V6B 3K1

OFFICERS & DIRECTORS

Mr. Klaus Eckhof, President & Director
Mr. Nigel Ferguson, Director
Mr. Carl Verley, Director
Mr. James L. Harris, Corporate Secretary

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "AFR"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	27,799,153
Options:	2,656,000
Warrants	10,500,000
Fully Diluted	40,955,153

12g3-2(b) Exemption #82-1856
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL

James L. Harris Law Corporation
Suite 300 - 576 Seymour Street, Vancouver, British Columbia, Canada V6B 3K1

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

AFRICAN METALS CORPORATION

Financial Statements

May 31, 2008

African Metals Corporation
Financial Statements

May 31, 2008 **Page**

CHARTERED ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
African Metals Corporation

We have audited the balance sheets of African Metals Corporation as at May 31, 2008 and 2007 and the statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss, cash flows and the schedule of deferred exploration costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
August 25, 2008

AFRICAN METALS CORPORATION

Balance Sheets

As at May 31,		2008		2007
Assets				
Current assets:				
Cash and cash equivalents	$	890,710	$	233,322
Marketable securities (Note 4)		53,095		95,646
Accounts receivable		—		604
Goods and services tax recoverable		2,072		1,636
Prepaid expenses		4,293		29,000
		950,170		360,208
Automobile and Equipment (Note 5)		14,025		19,866
Deferred Costs – Lokoro Project (Note 6)		601,004		431,690
Mineral Properties, including deferred costs (Note 7)		937,569		1,607,550
	$	2,502,768	$	2,419,314
Liabilities				
Current liabilities:				
Accounts payable and accrued liabilities	$	47,754	$	39,073
Due to related parties (Note 8)		10,688		40,128
		58,442		79,201
Shareholder's Equity				
Share capital (Note 9)		13,148,763		11,451,495
Contributed surplus (Note 9)		1,817,577		1,467,891
Accumulated other comprehensive loss (Note 3a)		(71,551)		—
Deficit		(12,450,463)		(10,579,273)
		2,444,326		2,340,113
	$	2,502,768	$	2,419,314

On behalf of the Board:

"Klaus Eckhof"
Klaus Eckhof, President and Director

"Nigel Ferguson"
Nigel Ferguson, Director

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Statements of Operations and Deficit

For the years ended May 31,	2008	2007
EXPENSES:		
Accounting and audit	$ 68,280	$ 30,484
Amortization	94	134
Bank charges	1,827	209
Consulting	31,073	10,384
Investor Relations	9,000	18,000
Legal fees	3,250	4,009
Listing and filing fees	19,023	21,481
Management fees	78,521	37,600
Office and miscellaneous	27,012	40,018
Promotion, travel and shareholder relations	26,996	28,352
Rent	14,548	17,327
Stock-based compensation (note 9)	351,164	410,474
Telephone	1,736	3,050
Transfer agent	4,673	5,533
	637,197	627,055
Interest income	(12,402)	(168)
Foreign exchange loss	334	
Gain on sale of marketable securities	—	(4,570)
Write down of equipment	219	—
Write off of mineral properties (note 7)	1,245,842	—
	1,233,993	(4,738)
NET LOSS FOR THE YEAR	1,871,190	622,317
DEFICIT, beginning of year	10,579,273	9,956,956
DEFICIT, end of year	$ 12,450,463	$ 10,579,273
Basic and diluted loss per share	$ (0.08)	$ (0.03)
Weighted average common shares outstanding	22,496,327	18,221,509

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Statements of Comprehensive Loss

For the years ended May 31,		2008		2007
NET LOSS FOR THE YEAR BEFORE OTHER COMPREHENSIVE LOSS	$	(1,871,190)	$	(622,317)
Unrealized loss on available for sale investments (note 4)		(143,455)		—
COMPREHENSIVE LOSS FOR THE YEAR	$	(1,986,121)	$	(622,317)

Statements of Accumulated Other Comprehensive Loss

For the years ended May 31,		2008		2007
Transition adjustment to opening balance (note 4)	$	71,904	$	—
Unrealized loss on available for sale investments for the year		(143,455)		—
ACCUMULATED OTHER COMPREHENSIVE LOSS – END OF THE YEAR	$	(71,551)	$	—

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Statements of Cash Flows

For the years ended May 31,	2008	2007
OPERATING ACTIVITIES:		
Net loss for the year	$ (1,871,190)	$ (622,317)
Adjustments for non-cash items:		
Amortization	94	134
Write-down of equipment	219	—
Stock based compensation	351,164	410,474
Gain on sale of marketable securities	—	(4,570)
Write off of mineral property (net of recovery)	1,245,842	—
	(273,871)	(216,279)
Changes in non-cash working capital items:		
Accounts receivable	604	—
Goods and services tax recoverable	(436)	5,158
Prepaid expenses	24,707	1,111
Accounts payable and accrued liabilities	8,681	(72,146)
Due to related parties	(29,440)	16,779
	(269,755)	(265,377)
FINANCING ACTIVITY:		
Issue of share capital for cash	1,695,790	1,036,150
INVESTING ACTIVITIES		
Accounts payable and accrued liabilities	—	93
Prepaid exploration costs	—	(27,848)
Proceeds from sale of marketable securities	—	10,206
Acquisition costs of mineral properties	(332,324)	(281,299)
Deferred exploration and development costs, net of amortization	(267,009)	(68,319)
Deferred costs – Lokoro project	(169,314)	(197,445)
	(768,647)	(564,612)
INCREASE IN CASH	657,388	206,161
CASH, Beginning of the year	233,322	27,161
CASH, End of the year	$ 890,710	$ 233,322
Interest paid	$ —	$ —
Income taxes paid	$ —	$ —
Cash and cash equivalents represented by:		
Cash	$ 25,708	$ 233,322
Short term investments	865,002	—
	$ 890,710	$ 233,322

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Schedules of Deferred Exploration Costs

For the years ended May 31,		2008		2007
EXPLORATION COSTS:				
Amortization	$	5,528	$	7,777
Drilling and assays		11,370		4,430
Exploration survey		254,566		56,230
Office, consulting and travel		1,073		7,659
		272,537		76,096
BALANCE OF COSTS AT BEGINNING OF YEAR		1,051,074		974,978
COSTS WRITTEN OFF DURING YEAR		(1,150,491)		—
BALANCE OF COSTS AT END OF YEAR	$	173,120	$	1,051,074

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS AND OPERATIONS

African Metals Corporation (the "Company"), an exploration stage company, was continued under the British Columbia Business Corporations Act effective January 4, 2005. Its principal business activities are the exploration and development of minerals properties located in West Africa and the Democratic Republic of the Congo (the "DRC") and the assessment of the viability of an oil and gas lease in the DRC.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. A property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on an annual basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of resource properties. The recovery of recorded costs is subject to measurement uncertainty and it is reasonably possible that changes in future conditions in the near term could require a material change in the recorded amount.

b) Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

2. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

c) Oil and gas properties

The company follows the full cost method of accounting for oil and gas properties whereby all costs related to the exploration and development of oil and gas properties are capitalized on a country by country cost centre basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, oil and gas production equipment and overhead charges related to exploration and development activities.

Gains or losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Such costs will be depleted on the unit of production method based on estimated proven oil and gas reserves as determined by the company and substantiated by independent professional engineers. Oil and gas reserves are converted to a common unit of measure on an energy equivalent basis of six mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

The recoverability of amounts shown as petroleum and natural gas property expenditures are dependent upon the existence of economically recoverable reserves and future profitable production or disposition of properties. Recorded costs are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes, in future conditions could require a material change in the recognized amount.

d) Asset retirement obligations

The Company records a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

e) Automobile and Equipment

Automobile and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Equipment	20%
Computer	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) **Stock-based compensation**

The Company has adopted an incentive stock option plan which is described in note 9.

The fair value method is used to determine the expense for stock-based awards granted to employees and non-employees. Under the fair value method, compensation cost is measured at fair value at the date of grant using the Black-Scholes option pricing model with assumptions described in note 9. The compensation cost is expensed over the vesting period with a corresponding credit to contributed surplus. Consideration paid on the exercise of stock options plus the amount of previously recognized expense is credited to share capital when the options are exercised. Forfeitures are accounted for as they occur.

g) **Income Taxes**

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

h) **Share issue costs**

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

i) **Cash and equivalents**

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value, with original maturities of three months or less.

j) **Loss per Share**

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

k) **Translation of Foreign Currencies**

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration and administration costs at the period average in which transactions occurred.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relates to the determination of impairment of resource property interests and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Effective June 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005: Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* Handbook Section 3861, *Financial Instruments –Disclosure and Presentation,* and Handbook Section 1530 *Comprehensive Income.* The new standards and accounting policy changes are as follows:

(a) Financial Instruments

As of June 1, 2007 the Company applied on a prospective basis the new recommendations of the Canadian Institute of Chartered Accountants regarding the recognition, measurement and presentation of financial instruments following the release of Sections 1530, -Comprehensive Income, -3855, -Financial instruments – Recognition and Measurement, -3861, -Financial instruments – Disclosure and Presentation.

i) Financial assets and financial liabilities held for trading

Financial assets and financial liabilities held for trading are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income for the period in which they arise.

ii) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the year.

iv) Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (continued)

(a) **Financial Instruments** (continued)

In accordance with this new standard, the Company has classified its cash and cash equivalents as held-for-trading. Amounts receivable are classified as loans and receivables. Marketable securities are classified as available for sale. Accounts payable and accrued liabilities and due to related parties are classified as other liabilities. Derivatives embedded in other financial instruments must be separated and measured at fair value. The Company currently does not have embedded derivatives.

Financial Instrument Risks

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities, or significant credit risk, as receivables are due from governments. The Company has foreign currency transactions and is therefore exposed to foreign exchange risk. The Company believes it has no liquidity concerns given its current cash reserves. As financial instrument risks are considered minimal the Company has not adopted any formal risk management policies.

(b) Equity (Section 3251)

Effective June 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3251, "Equity" prospectively. This standard establishes requirements for the presentation of equity and changes in equity during the reporting period.

(c) Accounting Changes (Section 1506)

In July 2006, the CICA reissued Handbook Section 1506 "Accounting Changes" which is effective for fiscal years beginning on or after January 1, 2007 and was adopted June 1, 2007. Under this standard, voluntary changes in accounting policy are only made when they result in the financial statements providing more reliable and more relevant information. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

The Company has determined that there are no other recent pronouncements that impact its financial statements.

New Accounting Standards Not Yet Adopted

Section 1400, *General Standards of Financial Statement Presentation*

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The mandatory effective date is for annual and interim financial statements for years beginning on or after January 1, 2008. This new requirement will be adopted by the Company effective June 1, 2008. The adoption of this Section will not have an impact on the financial statements.

Capital Disclosures

In December 2006, the CICA issued Handbook section 1535 "Capital Disclosures" which is effective for years beginning on or after October 1, 2007. The section specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This new Section relates to disclosures and will not have an impact on the Company's financial results.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Financial Instruments
Section 3862, *Financial Instruments Disclosures*.
Section 3863, *Financial Instruments Presentation*

These sections replace Section 3861, *Financial Instruments Disclosure and Presentation*, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new Sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. These new standards will be adopted on June 1, 2008.

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The impact of the transition to IFRS on the Company's financial statements has not yet been determined.

4. MARKETABLE SECURITIES

Effective June 1, 2007, the Company adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement and CICA Handbook Section 1530 Comprehensive Income. Prior to June 1, 2007, the principal accounting policies affecting the Company's financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value. The adoption of the above will result in the Company's classification of marketable securities as available for sale marketable securities measured at fair value. Transitional adjustments in the amount of $71,904 in respect of these available for sale assets were recorded to the opening investment balances and accumulated other comprehensive income (loss) on June 1, 2007.

As at May 31, 2008, marketable securities consist of equity securities listed on the TSX Venture Exchange.

During the current year, the Company received shares of a publicly traded company as consideration for the sale of the Comifa mineral property. As at May 31, 2008, the trading value of these shares was lower than the original cost. As required under the new CICA Handbook sections 3855 and 1530 Sections disclosed above, the Company has included this decrease in value as "Other Comprehensive losses".

Accumulated other comprehensive losses consists of unrealized losses on available-for-sale financial assets of $71,551.

Costs and fair values of available for sale - marketable securities are as follows:

	Cost	Adjustment to Fair Value	Fair Value May 31, 2008	Fair Value June 1, 2007
Available for sale – marketable securities	$ 124,646	$ 143,455	$ 53,095	167,550

The valuation of the marketable securities has been determined in whole by reference to the bid price of the shares on the TSX Venture Exchange on May 31, 2008. At that date, the bid price was $0.14 per share.

5. AUTOMOBILE AND EQUIPMENT

	2008		
	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 42,654	$ 31,334	$ 11,320
Equipment	5,601	2,896	2,705
	$ 48,255	$ 34,230	$ 14,025

	2007		
	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 42,654	$ 26,482	$ 16,172
Equipment	5,601	2,220	3,381
Computer	1,530	1,217	313
	$ 49,785	$ 29,919	$ 19,866

6. DEFERRED COSTS – LOKORO PROJECT

The Company signed an agreement whereby it can acquire a 75% interest in an oil and gas licence in the Democratic Republic of the Congo (DRC).

There are three stages to go through with the DRC Ministry of Energy to reach the ultimate goal which is in the granting of a licence for oil and gas exploration, development and production. The first stage has been completed and the second stage consists of the collection of existing data relating to the potential prospectivity of oil and gas occurrences over a very large area in southwestern DRC followed by the analysis, interpretation and assessment of the data. The Company will have access to much of the information held by the DRC Ministry of Energy. The objective of the phase is to select a significantly smaller area within the large area that is most highly prospective for the discovery of hydrocarbons. The third stage consists of presenting a report to the government and negotiating a licence over the area chosen within the larger area. At the granting of the lease, a company is to be formed to hold the lease, and African Metals will hold a 75% interest in this company.

A monthly maintenance fee of US$3,000 will be paid to the vendors (US$36,000 (Cdn$37,120) was paid in the fiscal year 2008). A total of 1,200,000 shares of the Company capital stock will be issued to a company owned by the third party at the granting of an oil and gas lease to the to-be-formed DRC company, upon TSX Venture Exchange approval.

Costs related to the Lokoro Project (the "Project") are capitalized and deferred until either the Project is put into production, disposed of, or abandoned.

A summary of deferred costs related to the project are as follows:

	May 31, 2008	May 31, 2007
Shares issued for debt	$ —	$ 234,245
Monthly maintenance fee	37,120	21,232
Consulting	132,194	118,003
Government fee	—	58,210
Balance, beginning of period	431,690	—
Balance, end of period	$ 601,004	$ 431,690

7. MINERAL PROPERTIES

		May 31, 2008			
		Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
	Mali, West Africa				
a.	Kenieba Sud Concession	$ 12,710	$ 172,531	$ (185,240)	$ 1
a.	Kenieba Nord Concession	1,800	764,797	(766,596)	1
b.	Comifa Concession	4,753	85,963	(90,716)	—
a.	Soumala Concession	1,104	44,502	(45,605)	1
a.	Medinandi Sud Concession	68,436	49,415	(117,850)	1
c.	Fatako Concession	6,552	33,283	(39,835)	—
		124,355	1,150,491	(1,245,842)	4
	Democratic Republic of the Congo				
d.	Kalende Properties	764,445	173,120	—	937,565
		$ 888,800	$ 1,323,611	$ (1,245,842)	$ 937,569

		May 31, 2007			
		Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
	Mali, West Africa				
a.	Kenieba Sud Concession	$ 12,710	$ 159,121	$ -	$ 171,831
a.	Kenieba Nord Concession	1,800	745,472	-	747,272
b.	Comifa Concession	22,644	41,708	-	64,352
a.	Soumala Concession	1,104	32,481	-	33,585
a.	Medinandi Sud Concession	46,316	35,851	-	82,167
c.	Fatako Concession	6,552	33,282	-	39,834
		91,126	1,047,915	-	1,139,041
	Democratic Republic of the Congo				
d.	Kalende Properties	465,350	3,159	-	468,509
		$ 556,476	$ 1,051,074	$ -	$ 1,607,550

a. Kenieba Sud, Kenieba Nord, Soumala, and Medinandi Sud Concessions

During the 2008 fiscal year, the Company decided to discontinue further work on these properties in order to focus on exploration of its interests in the DRC and possible further acquisitions there. The Company will pursue disposal of these properties by either sale, option, or other means. The Company has written down these properties to a nominal value as at May 31, 2008. Any proceeds from disposal of these properties will be recorded when they are realized.

7. MINERAL PROPERTIES (continued)

b. Comifa Concession

During the current year, the Company paid 5,000,000 FCFA (CDN$11,109) to the Owner and entered into a sale agreement with Great Quest Metals Ltd. ("GQ") for the Comifa concession whereby 100,000 shares of GQ were issued to the Company once regulatory approval was received and additional issuances of GQ of 50,000 shares in the event that a stand-alone bankable feasibility study is completed; and a further 50,000 shares if the property goes to the production stage. To May 31, 2008, all costs, net of the $29,000 value of the GQ shares received was written off to operations.

c. Fatako Concession

Due to disappointing results from exploration work conducted in 2008, the Company decided to abandon the Fatako Concession. All deferred costs have been written off.

d. Kalande Properties

The Company signed an agreement whereby the Company has optioned an 80% interest in eight properties covering 682 square kilometers within the Katanga copper belt located in the southeastern part of the Democratic Republic of the Congo. Consideration consists of:

- Cash payments of US$1,000,000 (CDN$1,102,350) as follows:
  - US$50,000 (CDN$60,080) upon signing of the agreement (paid);
  - US$150,000 (CDN$183,270) upon approval of the TSX Venture Exchange (paid);
  - US$300,000 (CDN$322,000) on or before December 15, 2007 (paid); and
  - US$500,000 (CDN$537,000) on or before December 15, 2008.
- Issuing 300,000 shares of the Company's capital stock to the owner upon the approval of the TSX Venture Exchange (issued at a price of $0.74 per share).

If an economic, viable resource is defined within the eight properties, the Company must pay an additional US$125,000 to the vendor.

8. DUE TO RELATED PARTIES

As at May 31, 2008, $Nil (2007 - $28,128) was due to a corporation related by virtue of common former directors; $Nil (2007 - $12,000) was due to a corporation controlled by the Family Trust of the President and to a director of the Company, $8,000 (2007 - $Nil) was due to a director of the Company, and $2,688 (2007 $Nil) was due to a corporation controlled by the corporate secretary. The balances do not bear interest, are unsecured and have no fixed payment terms, accordingly the fair values cannot be readily determinable.

9. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	May 31, 2008		May 31, 2007	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	19,618,153	$11,451,495	16,272,127	$ 9,956,600
Issued during the year for				
Cash (1)	8,181,000	1,697,268	2,649,000	1,038,650
Exploratory costs	-	-	397,026	234,245
Mineral properties	-	-	300,000	222,000
Balance, end of year	27,799,153	$13,148,763	19,618,153	$11,451,495

(1) Includes $1,478 of contributed surplus attributed to stock-based compensation recognized in previous periods on stock options exercised.

Transactions for the Issue of Share Capital During the Year Ended May 31, 2008:

(a) The Company issued a total of 181,000 shares for the exercise of stock options as follows: 97,000 shares at a price of $0.27 per share; issued 14,000 shares at a price of $0.40, and issued 70,000 shares at a price of $0.20 for total consideration of $45,790.

(b) The Company closed two private placements totaling 8,000,000 shares as follows: 500,000 units were issued at $0.30 per unit, each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional share for $0.35 for a period of one year; and 7,500,000 units were issued at $0.20 per unit, each unit consisted of one share and one warrant to purchase one share for two years at $0.23 in the first year and $0.25 thereafter.

Transactions for the Issue of Share Capital During the Year Ended May 31, 2007:

(a) The Company competed a private placement financing consisting of 2,500,000 units at a price of $0.40 per unit for a total consideration of $1,000,000. Each unit consisted of one common share and one transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share at a price of $0.50 per share on or before October 5, 2008.

(b) The Company issued 397,026 shares at a price of $0.59 per share pursuant to the Agreement detailed in Note 7 for a total consideration of $234,245.

(c) The Company issued 300,000 shares at a price of $0.74 per share pursuant to an Option Agreement for an 80% interest in the Kalende properties located in the Democratic Republic of the Congo for a total consideration of $222,000 (Note 7d).

(d) The Company issued 149,000 shares for the exercise of stock options as follows: 5,000 shares at a price of $0.20 per share for consideration of $1,000; 61,500 shares at a price of $0.25 per share for consideration of $15,375; and 82,500 shares at a price of $0.27 per share for consideration of $22,275.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares.

9. **SHARE CAPITAL** (continued)

Stock Options (continued)

Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted by TSX Venture Exchange Policy) or such other price as may be agreed to by the Company and accepted by the TSX. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options are subject to vesting restrictions such that one-quarter of the options shall vest every three months subsequent to the date of the grant of the options.

A summary of the status of the Company's stock options outstanding as of May 31, 2008 and 2007 and changes during the years then ended is as follows:

	May 31, 2008		May 31, 2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,582,000	$ 0.50	846,000	$ 0.41
Granted	1,375,000	0.28	900,000	0.53
Exercised	(181,000)	(0.25)	(149,000)	(0.26)
Expired/Cancelled	(120,000)	(0.54)	(15,000)	(0.25)
Options outstanding and exercisable, end of year	2,656,000	$ 0.29	1,582,000	$ 0.50

At May 31, 2008, the Company had outstanding stock options outstanding and exercisable to acquire 2,656,000 shares as follows:

Shares	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)
66,000	$0.40	August 8, 2008	0.19
200,000	$0.25	November 28, 2008	0.50
50,000	$0.60	November 7, 2010	2.44
135,000	$0.25	November 7, 2010	2.44
600,000	$0.25	August 4, 2011	3.18
130,000	$0.50	August 4, 2011	3.18
100,000	$0.25	May 1, 2012	3.92
625,000	$0.25	December 28, 2012	4.55
750,000	$0.30	February 15, 2013	4.72
2,656,000			3.60

During the year, the Company amended the exercise price of 1,035,000 outstanding stock options from the original exercise prices between $0.47 and $0.80 to a new price of $0.25; and granted stock options to purchase up to 625,000 shares at $0.25 until December 18, 2012 and 750,000 at $0.30 until February 15, 2013.

9. SHARE CAPITAL (continued)

Stock Options (continued)

During the current and prior year, stock-based compensation has been recorded in the amount of $351,164 (2007 - $410,474) and included in contributed surplus. The amount is management's estimate of the fair value of the 1,375,000 (2007 – 900,000) stock options granted and vested during the year, and has been expensed in the statement of operations. The weighted average fair value of options granted and vested during the year is a follows:

	2008		2007	
	Weighted average exercise price	Weighted average fair value of option	Weighted average exercise price	Weighted average fair value of option
Exercise price:				
equals market price	$0.25	$0.20	$0.50	$0.43
exceeds market price	$0.30	$0.23	$0.80	$0.62

The fair values of options granted and repriced during the current year were estimated at the grant or repricing date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected volatility	92.86%	128.76%
Risk-free interest rate	3.54%	4.18%
Expected life	3.5 years	5 years
Expected dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At May 31, 2008, the Company had outstanding share purchase warrants exercisable to acquire 10,500,000 shares as follows:

Number	Exercise Price	Expiry Date
2,500,000	$0.50	October 5, 2008
500,000	$0.35	December 7, 2008
7,500,000	$0.23/$0.25	February 1, 2009/10
10,500,000		

Contributed Surplus

	2008	2007
Balance, beginning of the year	$ 1,467,891	$ 1,057,417
Stock-based compensation	351,164	410,474
Reallocation to share capital of the estimated fair value of 14,000 stock options recognized in prior periods that were exercised during the year ended May 31, 2008	(1,478)	—
Balance, end of the year	$ 1,817,577	$ 1,467,891

10. RELATED PARTY TRANSACTIONS

During the year ended May 31, 2008, the Company was involved in the following related party transactions:

a. Management fees totalling $16,500 (2007 - $25,600) were paid to a corporation owned by a former Director of the Company.

b. Management fees totalling $48,000 (2007 - $12,000) were incurred with a corporation controlled by the Family Trust of the President of the Company.

c. Management fees totalling $28,000 (2007 - $Nil) were incurred with a Director of the Company.

d. Exploration costs totalling $2,491 (2007 - $11,755) was incurred with a former Director of the Company.

e. Accounting fees totalling $2,008 (2007 - $3,037) and consulting fees totalling $4,554 (2007 - $10,384) have been incurred with the former Corporate Secretary of the Company.

f. Legal fees totalling $19,043 (2007 - $Nil) was incurred with the Corporate Secretary of the Company.

The above transactions have been in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11. INCOME TAX

There was no income tax expense or recovery for 2008 or 2007.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

		2008		2007
Net loss for the year	$	(1,871,190)	$	(622,317)
Statutory Canadian corporate tax rate		33.03%		34.10%
Anticipated tax recovery		(618,054)		(212,210)
Change in tax rates resulting from:				
Effect of tax rate change		323,528		143,899
Unrecognized items for tax purposes		115,989		138,413
Benefit of loss carry forward not recognized		25,096		99,489
Benefit of capital loss recognized		-		779
Tax benefits not realized (realized)		153,441		(170,370)
	$	-	$	-

The significant components of the Company's future tax asset are as follows:

		2008		2007
Automobile and equipment	$	8,899	$	9,275
Marketable securities		9,302		-
Exploration and development deductions		719,099		586,788
Capital loss carry forwards		439,320		523,805
Non-capital loss carry forwards		424,994		319,125
		1,601,614		1,438,993
Valuation allowances		(1,601,614)		(1,438,993)
	$	-	$	-

11. INCOME TAX (continued)

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $1,634,591 expire as follows:

2009	$	75,978
2010		115,287
2014		187,392
2015		170,405
2026		191,873
2027		216,279
2028		677,377
	$	1,634,591

As at May 31, 2008, the Company has unclaimed resource and other deductions in the amount of $4,304,340 (2007 - $3,932,106), which may be deducted against future taxable income. The Company has available capital losses in the amount of $1,689,692 (2007 - $1,689,692) which are available for indefinite carry-forward to reduce future year's capital gains.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

12. SEGMENTED INFORMATION

The Company's activities are in the one industry segment of mineral and oil and gas property acquisition, exploration and development.

Property, automobile and equipment, deferred costs and mineral properties by geographical segment are as follows:

	Congo	Mali	Canada	Total
As at May 31, 2008				
Automobile and equipment	$ -	$ 14,027	$ -	$ 14,027
Deferred costs – Lokoro Project	601,004	-	-	601,004
Mineral properties, including deferred costs	937,565	4	-	937,569
	$ 1,538,569	$ 14,031	$ -	$ 1,552,600
As at May 31, 2007				
Automobile and equipment	$ -	$ 19,553	$ 313	$ 19,866
Deferred costs – Lokoro Project	431,690	-	-	431,690
Mineral properties, including deferred costs	468,509	1,139,041	-	1,607,550
	$ 900,199	$ 1,158,594	$ 313	$ 2,059,106

Revenues and expenses by geographical segment are as follows:

	Congo	Mali	Canada	Total
For the year ended May 31, 2008				
Interest income	$ -	$ -	$ 12,402	$ 12,402
Expenses	-	(17,316)	(1,866,276)	(1,883,592)
	$ -	$ (17,316)	$ (1,853,874)	$ (1,871,190)
For the year ended May 31, 2007				
Interest income	$ -	$ -	$ 168	$ 168
Gain on sale of marketable securities	-	-	4,570	4,570
Expenses	-	(31,567)	(595,488)	(627,055)
	$ -	$ (31,567)	$ (590,750)	$ (622,317)

13. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the years ended May 31, 2008 and 2007 as follows:

		2008		2007
Non-cash financing activities:				
Share capital issued for:				
Exploratory costs	$	—	$	234,245
Mineral Properties		—		222,000
	$	—	$	456,245
Non-cash investing activities:				
Option proceeds received	$	29,000	$	—
Acquisition of marketable securities		(29,000)		—
Exploratory costs		(5,528)		(242,022)
Acquisition of mineral properties		—		(222,000)
Deferred exploration costs - amortization		5,528		7,777
	$	—	$	(456,245)

END